As filed with the Securities and Exchange Commission on April 24, 2017
Registration No. 333-_______
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UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________________________________

FORM S-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CVD EQUIPMENT CORPORATION
(exact name of Registrant as specified in its charter)

New York (State or other jurisdiction of Incorporation or Organization)	11-2621692 (I.R.S. Employer Identification Number)

355 South Technology Drive
Central Islip, New York 11722
(Address of Principal Executive Offices including Zip Code)

CVD Equipment Corporation 2016 Equity Incentive Plan
(Full title of the plan)

Leonard A. Rosenbaum
Chairman, President and Chief Executive Officer
CVD Equipment Corporation
355 South Technology Drive
Central Islip, New York 11722
(631) 981-7081
(Name and address, including zip code, and telephone
number, including area code, of agent for service)

Copy to:
Adam P. Silvers, Esq.
Michael S. Williams, Esq.
Ruskin Moscou Faltischek, P.C.
1425 RXR Plaza, East Tower, 15th Floor
Uniondale, New York 11556
(516) 663-6600
(516) 663-6643 (facsimile)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐                                                                                               Accelerated filer ☐
Non-accelerated filer ☐  (Do not check if a smaller reporting company)                          Smaller reporting company ☒
                                                Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, Par Value $0.01 per share	1,000,000	$10.38	$ 10,380,000	$1,203.04

(1)
Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement also covers any shares of CVD Equipment Corporation’s (the “Registrant”) common stock that become issuable under the CVD Equipment Corporation 2016 Equity Incentive Plan by reason of any stock split, recapitalization, stock dividend or other similar transaction effected without receipt of consideration or other similar transaction effected without receipt of consideration that increases the number of the Registrant’s outstanding shares of common stock.

(2)
Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(c) and Rule 457(h)(l) under the Securities Act of 1933, as amended, and based on the average of the high and low sales prices of the Registrant’s common stock reported on the Nasdaq Capital Market on April 17, 2017.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The documents containing the information specified in this Part I will be sent or given to employees participating in the CVD Equipment Corporation 2016 Equity Incentive Plan (the “2016 Plan”), as specified by Rule 428(b)(1) of the Securities Act of 1933, as amended (the “Securities Act”).  In accordance with the instructions to Part I of Form S-8, such documents will not be filed with the Securities Exchange Commission (the “Commission”).  These documents and the documents incorporated by reference pursuant to Item 3 of Part II of this Registration Statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents By Reference

The following documents previously filed with the Commission by CVD Equipment Corporation (“we,” “us,” “our”, “Company” or “CVD”) are hereby incorporated by reference in this Registration Statement:

(a)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the Commission on March 30, 2017;

(b)
The Company’s Quarterly Reports on Form 10-Q for its fiscal quarters ended March 31, 2016, June 30, 2016, and September 30, 2016 filed with the Commission on May 16, 2016, August 11, 2016, and November 14, 2016, respectively;

(c)	The Company’s Current Reports on Form 8-K, filed with the Commission on September 1, 2016, October 11, 2016, December 14, 2016, December 20, 2016; and February 8, 2017; and

(d)	The description of the Company’s Common Stock contained in its Registration Statement on Form S-1 filed with the Commission on July 3, 2007.

All documents filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the effective date hereof and prior to the filing of a post-effective amendment hereto that indicates that all securities offered hereby have been sold or that deregisters all such securities then remaining unsold, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Registration Statement, except as so modified or superseded.

Item 4.	Description of Securities

Not Applicable.

Item 5.	Interests of Named Experts and Counsel

Not Applicable.

Item 6.	Indemnification of Directors and Officers

Our Certificate of Incorporation provides that the Company has the power to furnish indemnification to directors and officers in the capacities defined and prescribed in the New York Business Corporation Law (the “BCL”) and the defined and prescribed rights of said persons to indemnification as the same are conferred by the BCL.

Our By-Laws provide that the Company shall, to the fullest extent permitted by applicable law as in effect at any time, indemnify any person made, or threatened to be made, a party to an action or proceeding whether civil or criminal (including an action or proceeding by or in the right of the Company) by reason of the fact that such person is or was (i) an officer or director of the Company or (ii) an officer or director of the Company who is asked to serve in any capacity at the request of the Company in any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against, in each case, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein.

Indemnification shall be deemed to be 'permitted' if it is not expressly prohibited by applicable law as in effect at the time. The indemnification rights set forth hereinabove shall continue as to any such person who has ceased to be an officer or director of the Company and shall inure to the benefit of the heirs, executors and administrators of any such person. The right to indemnification set forth herein above is a contract right that vests upon the occurrence or alleged occurrence of any act or omission to act that forms the basis for or it related to the claim for which indemnification is sought, and shall include the right to be paid advances of expenses incurred by such person in connection with such suit, action or proceeding, and the right to be indemnified for expenses incurred by such person in connection with successfully establishing a right to indemnification, in each case consistent with the provisions of applicable law in effect at any time.

If the right to indemnification set forth herein above is amended or repealed, such amendment or repeal will not limit the indemnification provided for herein above with respect to any acts or omissions to act occurring prior to any such amendment or appeal.

Item 7.	Exemption from Registration Claimed

Not Applicable.

Item 8.	Exhibits

4.1     CVD Equipment Corporation 2016 Equity Incentive Plan*

5.1	Opinion of Ruskin Moscou Faltischek, P.C.

23.1	Consent of MSPC, Certified Public Accountants and Advisors, P.C..

23.2	Consent of Ruskin Moscou Faltischek, P.C. (contained in Exhibit 5.1 hereof)

*           Incorporated by reference from the Registrant’s definitive proxy statement on Schedule 14A filed with the Commission on October 28, 2016.

Item 9.	Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(2)           That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)           The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification is against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in  Central Islip, New York on the 24th day of April, 2017.

CVD EQUIPMENT CORPORATION

CVD EQUIPMENT CORPORATION

By: /s/ Leonard A. Rosenbaum Leonard A. Rosenbaum Chairman, President and Chief Executive Officer (Principal Executive Officer)

In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on its behalf by the undersigned, thereunto duly authorized, in Central Islip, New York on the 24th day of April, 2017.

Name	Title	Date

Principal Executive Officer:

/s/ LEONARD A. ROSENBAUM Leonard A. Rosenbaum	Chairman, President and Chief Executive Officer	April 24, 2017

Principal Financial and Accounting Officer:

/s/ GLEN CHARLES Glen Charles	Chief Financial Officer	April 24, 2017

Directors:

/s/ MARTIN J. TEITELBAUM Martin J. Teitelbaum	Director	April 24, 2017

/s/ CONRAD J. GUNTHER Conrad J. Gunther	Director	April 24, 2017

/s/ LAWRENCE J. WALDMAN Lawrence J. Waldman	Director	April 24, 2017

/s/ RAYMOND A. NIELSEN Raymond A. Nielsen	Director	April 24, 2017